Magna International Inc.
337 Magna Drive
Aurora, ON, Canada  L4G 7K1

Magna announces a clarification of its Dividend Policy

April 2, 2007 - Magna International Inc. (TSX: MG.A, MG.B; NYSE:
MGA) today announced a clarification of its approach to the payment of dividends under the Dividend Policy contained in its Corporate Constitution.

This Dividend Policy entitles Magna Class A Subordinate Voting and Class
B shareholders to dividends which, in aggregate in respect of a financial year, shall be: (a) equal to at least 10% of Magna's After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, equal to at least 20% of Magna's After Tax Profits for that year and the two immediately preceding financial years. Magna has complied with this requirement since 1992 and intends to continue to fully comply in the following manner:
    (1) the dividend per share to be paid in respect of each of the first three quarters of a financial year will be approximately 5% of Magna's After Tax Profits for the prior financial year, divided by the number of shares outstanding at the end of the prior financial year; and
    (2) the dividend per share to be paid in respect of the fourth quarter of a financial year will be calculated based on the amount, if any, by which 20% of Magna's actual After Tax Profits for the current financial year exceeds the aggregate amount distributed as dividends in respect of the prior three quarters, divided by the number of shares outstanding at the end of the current financial year.

Under the Corporate Constitution, if Magna fails to comply with the Dividend Policy for a period of two consecutive financial years, the holders of Magna Class A Subordinate Voting Shares will have the exclusive right, voting separately as a class, to nominate and elect additional directors, as set forth in the Corporate Constitution.

Under both the Dividend Policy in the Corporate Constitution and the foregoing dividend formula, Magna's After Tax Profits available for distribution to holders of Class A Subordinate Voting Shares and Class B Shares will be calculated after payment of dividends on preference shares. There are currently no preference shares outstanding.

Magna's Board of Directors reserves the right to modify the foregoing dividend formula at any time and for any reason, subject to the requirements of the Corporate Constitution, particularly where financial, economic or other business circumstances require a modification to the quarterly or annual dividend amounts.

As a result of the foregoing dividend formula, Magna's quarterly dividend in respect of its first quarter ending March 31, 2007, is expected to be U.S.$0.24 per Class A Subordinate Voting or Class B share.

Magna is the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

Forward Looking Statements
The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: about this press release, please contact
Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at
(905) 726-7100